FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

TRADING SYMBOL: TSX:AGI NYSE:AGI

WEBSITE: www.alamosgold.com

Alamos Gold Announces Positive Feasibility Study for Kirazlı Project

Net Present Value More than Doubled from 2012 Pre-Feasibility Study with Attractive After-Tax IRR of 44%

Toronto, Ontario (February 15, 2017) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today reported results from the positive feasibility study conducted on its Kirazlı gold project, located in the Çanakkale Province in northwestern Turkey. The study is a continuation of the pre-feasibility study completed on the project in 2012.

Feasibility Study Highlights

- Declaration of an initial Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 0.67 million ounces of gold and 10.1 million ounces of silver
- Average annual gold production of 104,000 ounces over five years with life of mine production of 540,000 ounces
- Life of mine total cash costs of $339 per ounce of gold and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry
- Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million
- After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively
- Applying the same base case gold and silver price assumptions to the 2012 pre-feasibility study, the after-tax NPV (8%) more than doubles from $82 million to $187 million and the after-tax IRR improves from 26% to 44%, highlighting a significant improvement in the project economics

"This further validates the overall attractiveness of the Kirazlı project. Despite using a lower gold and silver price, Kirazlı's economics have improved substantially. With its low capital and operating costs and quick payback, Kirazlı is one of the highest return, undeveloped gold projects in any price environment. Kirazlı represents our next phase of growth and will be a significant source of free cash flow in the coming years," said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Feasibility Study - 2017	Pre-feasibility Study - 2012	Difference
Production			
Mine life (years)	5	5	-
Total gold production (ounces)	540,000	495,300	9%
Total silver production (ounces)	3,141,000	3,006,100	4%
Average annual production (ounces)[1]			
Gold	104,000	99,000	5%
Silver	617,300	601,000	3%
Total ore mined (tonnes)	26,100,000	25,600,000	2%
Total waste mined (tonnes)	37,900,000	46,880,000	-19%
Total material mined (tonnes)	64,000,000	72,480,000	-12%
Waste-to-ore ratio[2]	1.45	1.83	-21%
Average grade (grams per tonne)			
Gold	0.79	0.75	5%
Silver	12.0	11.8	2%
Recovery (%)			
Gold	81%	81%	0%
Silver	31%	31%	0%
Average throughput (tonnes per day ("tpd"))	15,000	15,000	0%
Operating Costs			
Total cost per tonne of ore[3]	$8.49	$12.62	-33%
Total cash cost (per ounce sold)[4]	$339	$515	-34%
Mine-site all-in sustaining cost (per ounce sold)[4]	$373	$535	-30%
Capital Costs (millions)			
Pre-production capital expenditure	$151.9	$146.1	4%
Sustaining capital expenditure	$18.1	$9.7	87%
Reclamation costs (net of salvage value)	$9.9	$9.9	0%
Total capital expenditure	$179.8	$165.7	9%
Economic Analysis			
IRR (after-tax)	44.3%	39.4%	+4.9%
NPV @ 0% discount rate (millions)	$299.3	$214.2	40%
NPV @ 5% discount rate (millions)	$222.9	$154.1	45%
Gold price assumption (average, per ounce sold)	$1,250	$1,305	-4%
Silver price assumption (average, per ounce sold)	$16.00	$26.08	-39%
Exchange Rate (Turkish Lira/US Dollar)	2.90:1	1.80:1	-38%
Base Case Metal Price Comparison			
IRR (after-tax)	**44.3%**	**26.3%**	**+18.0%**
NPV @ 0% discount rate (millions)	**$299.3**	**$160.7**	**86%**
NPV @ 8% discount rate (millions)	**$186.5**	**$82.2**	**127%**
Gold price assumption (average, per ounce sold)	$1,250	$1,250	0%
Silver price assumption (average, per ounce sold)	$16.00	$16.00	0%

1. Average annual production is based on five full years of production and excludes pre-commercial production
2. Reported waste-to-ore ratio is over the life of mine. The waste-to-ore ratio during commercial production is 1.19:1 in the 2017 feasibility study and 1.56:1 in the 2012 pre-feasibility study
3. Total unit cost per tonne of ore excludes silver as a by-product credit. Total unit costs of $9.56 per tonne of ore reported in the 2012 pre-feasibility study included a silver credit of $3.06 per tonne, or $12.62 excluding the by-product credit
4. Total cash costs and mine-site all-in sustaining costs include silver as a by-product credit

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T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 3 | ALAMOS GOLD INC Key Changes from 2012 Pre-Feasibility Study  Unit mining costs per tonne of ore and operating costs per ounce have decreased reflecting: o Design of the pit slopes have been improved based on geotechnical work conducted since 2012, resulting in increased overall slope angles, less waste mined, and a lower waste-to-ore ratio o Lower Turkish Lira/US dollar assumption of 2.90:1 compared with 1.80:1 used in the pre-feasibility study. This remains conservative relative to the current Turkish Lira/US Dollar exchange rate of 3.7:1. Approximately 60% of the project operating and capital costs are denominated in Turkish Lira o Unit mining costs have decreased to $1.53 per tonne of material with the application of Turkish mining contractor rates. This compares to $2.97 per tonne assumed in the 2012 pre-feasibility study which reflected North American mining costs  A 2% corporate tax rate has been assumed with the Company expecting to qualify for tax investment incentives enacted by the Turkish government. A 4% corporate tax rate was assumed in the 2012 pre-feasibility study  A more conservative 8% discount rate has been assumed for the base case economic analysis compared with 5% in the pre-feasibility study  Lower gold and silver price assumptions of $1,250 and $16.00 per ounce respectively, down from $1,305 and $26.08 per ounce in the pre-feasibility study  Applying the same base case gold and silver price assumptions to the pre-feasibility study demonstrates the significant improvement in economics under the feasibility study with the after-tax NPV (8%) increasing to $187 million and after-tax IRR increasing to 44%, from $82 million and 26%, respectively Mineral Reserves and Resources A large portion of the Measured and Indicated mineral resource at Kirazlı has been successfully converted to an initial Proven and Probable Mineral Reserve totaling 26.1 million tonnes, grading 0.79 g/t Au and 12.0 g/t Ag, containing 0.67 million ounces of gold and 10.1 million ounces of silver. This initial mineral reserve represents an increase in terms of grade and contained ounces compared to the mine plan in the pre-feasibility study, which included Measured and Indicated mineral resources of 25.6 million tonnes grading 0.75 g/t Au and 11.8 g/t Ag, containing 0.61 million ounces of gold and 9.7 million ounces of silver. The Inferred mineral resource of 0.11 million ounces of gold and 1.6 million ounces of silver contained within the mineral reserve pit is treated as waste in the feasibility mine plan. This represents an opportunity to add to the mine plan with its conversion through additional infill drilling.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves – Effective as of December 31, 2016

Classification	Ktonnes	g/t Au	g/t Ag	Contained Ounces	
				Gold	Silver
Proven	700	1.25	15.9	28,132	357,843
Probable	25,404	0.78	11.9	637,081	9,719,564
Total	**26,104**	**0.79**	**12.0**	**665,213**	**10,077,407**

1. Mineral reserve estimates assume a gold price of $1,250 per ounce and a silver price of $16.00 per ounce
2. The Mineral Reserve cut-off grade is determined as a net of process value of $0.10/t incorporating both the gold and silver grades, recoveries less process cost plus G&A costs for each model block
3. The Mineral reserve pit has a waste:ore ratio of 1.45:1

Mineral Resources at a 0.2g/t gold cut-off grade – Effective as of December 31, 2016

Classification	Ktonnes	g/t Au	g/t Ag	Contained Ounces	
				Gold	Silver
Measured	118	0.50	2.7	1,910	10,339
Indicated	5,848	0.43	2.2	79,920	408,583
Measured & Indicated	**5,966**	**0.43**	**2.2**	**81,830**	**418,922**
Inferred	**5,689**	**0.59**	**9.0**	**107,635**	**1,638,365**

1. Mineral Resources are reported exclusive of Mineral Reserves
2. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues
3. The CIM definitions were followed for the classification of Measured, Indicated, and Inferred mineral resources.
4. The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category
5. Mineral resources are contained within pits optimized at a price of gold of US$1,400/oz and US$22/oz for silver, with pit slope angles ranging from 40° to 48°

Economic Analysis

Kirazlı's estimated base case after-tax IRR is 44.3% and after-tax NPV is $187 million, using an 8% discount rate based on an economic analysis conducted as part of the feasibility study. This represents a 1.4 year payback and assumes a gold price of $1,250 per ounce and silver price of $16.00 per ounce, and incorporates only Proven and Probable mineral reserves. The project's economics are sensitive to discount rates, metal price assumptions and input costs as detailed in the tables below.

Kirazlı After-Tax NPV (8%) Sensitivity ($ Millions)

	-15%	-10%	-5%	100%	5%	10%	15%
Gold and Silver Price	$110.2	$135.6	$161.0	**$186.5**	$206.6	$231.7	$256.8
Turkish Lira	$215.2	$206.5	$197.0	**$186.5**	$174.9	$162.0	$147.5
Capital Costs	$210.9	$202.8	$194.6	**$186.5**	$178.3	$170.1	$162.0
Operating Costs	$209.7	$201.9	$194.2	**$186.5**	$178.7	$171.0	$163.2

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Kirazlı After-Tax NPV (8%) and IRR Sensitivity to Gold Price

Gold Price ($)	After-Tax NPV 8% ($M)	After-Tax IRR (%)
950	73.2	24.0
1,050	110.9	31.2
1,150	148.7	38.0
1,250	**186.5**	**44.3**
1,350	218.8	49.6
1,450	256.2	55.4

Kirazlı After-Tax NPV Sensitivity to Discount Rate

Discount Rate (%)	After-Tax NPV ($M)
0	$299.3
5	$222.9
8	**$186.5**
10	$165.3

Permitting

With the Environmental Impact Study and Forestry Permits for Kirazlı approved by the federal government, the Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. The full 2017 development budget for Kirazlı will be provided following receipt of the GSM permit. Following a construction decision, the Company expects a 24 month development timeline for Kirazlı, including approximately three months of pre-commercial production.

Mining

Conventional open pit mining methods will be utilized at Kirazlı with contract mining to be employed. The final pit designs are based on a 5 metre bench height. A traditional drill, blast, load and haul sequence will be used to deliver ore to the crushing circuit. Waste rock will be used as engineered fill for the leach pad foundation during the early years after which the majority will be sent to the waste rock dump and be used to backfill portions of the pit as the ultimate extents are achieved.

An opportunity to improve the design of the pit slopes at Kirazlı was outlined in the 2012 pre-feasibility study and additional geotechnical work was subsequently undertaken. The geotechnical evaluation was based on core logging, point load testing and laboratory analysis of the geotechnical core holes. Based on the findings, the recommended inter-ramp/overall pit slope angles have been increased to a range of 40 to 48° depending on the sector of the pit. This has reduced the amount of waste to be mined, significantly lowering the life of mine waste-to-ore ratio to 1.45:1 from 1.83:1 in the 2012 pre-feasibility study. This has helped reduce the mining cost per tonne of ore and improved the overall economics of the project.

Processing, Metallurgy and Infrastructure

Kirazlı has been designed as a 15,000 tonnes per day ("tpd") heap leach operation utilizing a multiple lift, single use leach pad. Ore will be processed by primary crushing and open circuit secondary crushing to a nominal size of 26 millimetres. The secondary crushed ore will be drum agglomerated, stacked on the leach pad by conveyor stacking and processed with conventional heap leaching methods.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The crushed ore will be stacked in 10 metre lifts with the leach pad facility sized with a capacity of 35 million tonnes. This is approximately 8.9 million tonnes larger than the current mineral reserve to accommodate additional ore beyond the current mineral reserves. A dilute cyanide solution will be applied to the crushed ore over a 90 day leaching cycle with the pregnant solution collected and processed through the adsorption-desorption-recovery ("ADR") plant where gold and silver doré bars will be produced.

Based on column tests conducted on the different alteration types at Kirazlı, gold and silver recoveries are expected to average 81% and 31%, respectively.

Power will be supplied from the commercial electricity grid with a new dedicated 30 kilometre long overhead line connecting the Çanakkale utility substation to the Kirazlı mine substation. In the event of a power failure, a diesel-fired backup generator will be used to supply emergency power.

Operational water will be supplied via a pipeline from a planned reservoir to be constructed by Alamos. In conjunction with the Ministry of Forestry and Water Affairs – State Hydraulic Works ("DSI"), a water reservoir project has been designed to supply the process water requirements of the Kirazlı mine and clean drinking water and irrigation for the nearby communities. The feasibility and design of the reservoir project has been approved by DSI.

Operating Costs

Total cash costs are expected to average $339 per ounce and mine-site all-in sustaining costs $373 per ounce, net of silver as a by-product credit, both among the lowest in the industry. Total unit costs per tonne of ore processed are expected to average $8.49 per tonne. This is down from $12.62 per tonne assumed in the pre-feasibility study reflecting the depreciation of the Turkish Lira, lower unit mining costs per tonne of material, and a lower waste-to-ore ratio.

Unit mining costs have decreased to $1.53 per tonne of material with the application of Turkish mining contractor rates. This compares to $2.97 per tonne assumed in the 2012 pre-feasibility study which reflected North American mining costs. Approximately 60% of Kirazlı's operating and capital costs are denominated in the Turkish Lira. Of the remaining 40%, the majority is denominated in US dollars.

The breakdown of unit costs is summarized as follows.

Operating Cost[1]	$/t Processed	LOM $M
Mining[2]	$3.24	$83.1
Processing	$3.54	$90.5
G&A	$1.71	$43.9
TOTAL Operating Costs[3]	$8.49	$217.5

1. Operating costs exclude working capital and royalty payments
2. Average mining cost during the production period is $1.53/t mined with a strip ratio of 1.19:1 (1.45:1 including pre-commercial production)
3. Excludes silver as a by-product credit

Royalty

Kirazlı is subject to a Mining State Right Royalty payable to the Turkish government. It is a top line sliding scale royalty based on the price of gold with a 50% deduction to the royalty for producing doré in country. Including certain other eligible deductions available for expenses related to transportation and processing costs, the Company expects the gross royalty of 4% would be reduced to a net payable royalty of approximately 1.5% (at a $1,250 per ounce gold price).

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

State Right Royalty (Gross)	Gold Price ($/oz)	Silver Price ($/oz)
2%	<800	<10
4%	801 - 1250	11-20
6%	1251 - 1500	21-25
8%	1501 - 1750	25-30
10%	1751 - 2000	31-35
14%	2001 - 2250	36-40
16%	>2251	>41

Capital Costs

Initial capital cost of $152 million is consistent with the $146 million assumed in the 2012 pre-feasibility study. With good infrastructure and the ability to connect to the commercial electricity grid, the bulk of pre-production capital will be spent on construction of the leach pad, crushing circuit, process plant facilities, water management and the reservoir.

The construction workforce is expected to ramp up to a maximum of 735 personnel and average approximately 500 over the peak phase of construction. Following receipt of the GSM permit, the Company expects a 24 month development timeline, including approximately three months of pre-commercial production.

A breakdown of the capital requirements is detailed as follows.

Capital Cost ($ Millions)	
Mining (Pre-Production)	$18.4
Process Plant	$9.8
Leach Pads and Ponds	$35.8
Water Supply and Management	$20.0
Offsite Infrastructure	$4.1
Onsite Infrastructure	$13.4
Construction Indirect Costs	$10.1
EPCM	$7.8
Owner's Cost	$21.8
Contingency	$18.9
Pre-production revenue	-$8.4
Total Pre-Production Capital	**$151.9**
Sustaining Capital	$18.1
Reclamation and Closure Costs	$9.9
Total Capital	**$179.8**

Taxes

The statutory corporate tax rate in Turkey is 20%; however, the Company expects to benefit from tax investment incentives that have been implemented by the Turkish Government to reduce the corporate tax rate on the Kirazlı project to 2%. Effective June 19, 2012, the Turkish

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T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | ALAMOS GOLD INC Government legislated certain tax investment incentives designed to promote investment in specific industries and regions of Turkey. The Company has evaluated these investment incentives in consultation with a recognized international accounting firm and the Turkish Government, and expects that the Kirazlı project will qualify for the following incentives on successful application:  Reduce corporate tax rate from 20% to 2% on up to 50% of the initial capital investment;  Exemption from custom duties;  VAT exemption;  Support for interest payments; and  Social security premium employer share elimination. Under the incentive program, the Company is expected to be eligible for a reduction to the corporate tax rate, resulting in an effective corporate tax rate of 2% over the current life of the project based on the gold and silver price assumptions used in the financial analysis. For the purpose of the feasibility study, the Company has only incorporated the corporate tax rate reduction into the economic analysis. Additional Opportunities  Infill Drilling – Additional infill drilling has the potential to increase the confidence in the mineral resource estimate of the deposit, with the possible conversion of the inferred mineral resources to higher confidence categories  Exploration Drilling – Favourable alteration extends up to 400 metres west of the pit with previous drilling in this area intersecting mineralization. Alamos plans to drill out this area in 2017. In addition, further exploration potential exists on the Catalkaya and Kale prospects that sit to the south of the Kirazlı Main Zone. The Company has drilling planned for these prospects in 2017 Project Background The Kirazlı project consists of 1,541 hectares and is located in the Çanakkale Province on the Biga Peninsula of northwestern Turkey. The project is located approximately 25 kilometres southeast of Çanakkale, the largest centre on the Biga Peninsula with a population of approximately 100,000. There is excellent well-serviced infrastructure in close proximity to the project with paved roads, electricity, transmission lines, and electricity generating facilities, the most significant being a large coal-fired power plant adjacent to the nearby Town of Çan, which has a population of approximately 30,000. The Company also owns the Ağı Dağı development project, located approximately 25 kilometres southeast of Kirazlı. Both are standalone open pit heap leach projects. A feasibility study to update the economics for Ağı Dağı, as outlined in the positive 2012 pre-feasibility study, is nearing completion. A preliminary economic assessment is also being conducted on the higher grade Çamyurt project located approximately 4 kilometres away from Ağı Dağı. As with Kirazlı, a number of significant changes including weakness in the Turkish Lira are expected to positively impact both projects’ economics. The feasibility study for the Kirazlı project was consolidated by JDS Energy & Mining Inc. ("JDS"), an international engineering firm with extensive experience in both the construction and operation of mining projects, in collaboration with third party consulting firms and Alamos Gold’s technical team.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | ALAMOS GOLD INC Technical Disclosure Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). The Feasibility Study has been prepared by several independent Qualified Persons (QPs) along with Alamos’ internal technical staff.  All geologic interpretations and grade estimation parameters were reviewed and defined from first principals in the 2013 mineral resource update. The interpretation and digitization of the alteration, reduced oxidation state, and lithology, was carried out by the geology team at site, while the estimation of grades into a mineral resource was carried out by Marc Jutras, P.Eng., Principal, Mineral Resources at Ginto Consulting Inc.  The Kirazlı mine plan and mineral reserve was developed by Independent Mining Consultants, Inc. (IMC) with Herb Welhener, SME-RM, as the Qualified Person for this work. The mine plan and Mineral Reserve are based on the Mineral Resource presented in Section 14 of the NI 43-101 technical report, to be filed on SEDAR, combined with economic evaluation and detailed mine planning.  Mine geotechnical design and recommendations were provided by Jim Cremeens, P.E., P.G., of Knight Piesold.  Todd Minard, P.Eng., of Golder Associates (Reno) was responsible for the heap leach facility and waste rock dump design and site geotechnical design.  The water management plan was prepared by Paolo Chiaramello, P.Eng., of Golder Associates, (Vancouver).  The metallurgy and processing sections were prepared by J. Andrew Cormier, P.Eng., of Alamos Gold and the Environment section was prepared under his direction. The financial model and tax analysis was prepared by Alamos Gold. With the exception of Mr. Cormier and Mr. Bostwick, each of the foregoing individuals are independent of Alamos Gold. They are all Qualified Persons within the meaning of NI 43-101. The Company expects to file a technical report prepared in accordance with NI 43-101 on SEDAR at www.sedar.com within 45 days of the date of this release. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | ALAMOS GOLD INC FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Cautionary Note Regarding Forward Looking Statements This news release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including without limitation statements regarding outcomes of the Kirazli feasibility study, gold grades, recoveries, potential mineralization, reserves and resources, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward- looking statements include, but are not limited to, statements with respect to expectations with respect to ongoing exploration, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | ALAMOS GOLD INC There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risks related to ongoing permitting requirements in Turkey, risks due to geopolitical risks of operating in Turkey, the actual results of current exploration activities, further conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Table 1: Kirazlı Annual Mine Production Schedule

	Units	Total	PP -2	PP -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Ore	kt	26,104	-	1,256	4,499	5,252	5,252	5,252	4,556	37
Au	g/t	0.79	-	1.51	0.95	0.82	0.75	0.71	0.55	1.08
Ag	g/t	11.99	-	21.38	17.08	25.12	7.64	3.90	3.64	3.34
Waste	kt	37,887	1,192	7,144	7,201	7,548	7,137	4,915	2,722	28
Total	kt	63,991	1,192	8,400	11,700	12,800	12,389	10,167	7,278	65
Strip ratio	Wt:Ot	1.45	-	5.69	1.60	1.44	1.36	0.94	0.60	0.76
Gold Production	koz	540	-	6	133	112	112	90	74	12
Silver Production	koz	3,141	-	30	778	1,263	638	206	202	25

12 | ALAMOS GOLD INC